UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-40008

Sunrise New Energy Co., Ltd.

Room 703, West Zone, R&D Building

Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road

Zhangdian District, Zibo City, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Results of Sunrise New Energy Co., Ltd.’s Extraordinary General Meeting

The extraordinary general meeting of shareholders (the “Meeting”) of Sunrise New Energy Co., Ltd. (the “Company”) was held at Room 703, West Zone, R&D Building, Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road, Zhangdian District, Zibo City, Shandong Province, China, on September 16, 2024, at 10:00 a.m. EST, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/SDH2024SM.

At the close of business on August 15, 2024, the record date for the determination of holders of the ordinary shares of the Company (the “Ordinary Shares”) entitled to vote at the Meeting, there were a total of 26,141,350 issued and outstanding Ordinary Shares, consisting of 19,574,078 Class A Ordinary Shares, each being entitled to one (1) vote, and 6,567,272 Class B Ordinary Shares, each being entitled to twenty (20) votes. At the Meeting, the holders of 16,063,311 Ordinary Shares of the Company were represented in person or by proxy, constituting a quorum.

At the Meeting, the shareholders of the Company adopted the following resolutions:

1.	An ordinary resolution to approve the share consolidation of the Company’s Ordinary Shares; and

2.	A special resolution to adopt an amended and restated memorandum and articles of association of the Company.

The results of the vote at the Meeting for the resolutions were as follows:

*	For	Against	Abstain
No. 1	140,742,566	98,613	300
No. 2	140,742,315	32,162	67,002

*	The numbers in this column correspond to those in the third paragraph of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 16, 2024

Sunrise New Energy Co., Ltd.

By:	/s/ Haiping Hu
Name:	Haiping Hu
Title:	Chief Executive Officer and Chairman of the Board of Directors

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